Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco and Brookfield Receive Regulatory Approval to Acquire Westinghouse

Saskatoon, Saskatchewan, Canada, November 3, 2023.

Cameco (TSX: CCO; NYSE: CCJ) is pleased to announce that our joint acquisition of Westinghouse Electric Company with Brookfield Asset Management alongside its publicly listed affiliate Brookfield Renewable Partners and institutional partners has now received all required regulatory approvals. Cameco anticipates the transaction will close on or about November 7, subject to the satisfaction of all other customary closing conditions.

Cameco plans to finance our share of the acquisition utilizing the full amount of our $600 million (US) term loan, which will be drawn down at closing, along with available cash. We will not be utilizing the $280 million (US) bridge commitment that we secured concurrently with the acquisition agreement, and that commitment will be terminated.

The joint acquisition was previously announced on October 11, 2022.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information contained in this news release include statements regarding the timing of the closing of the Westinghouse acquisition; plans to draw on our term loan and our use of cash to finance the acquisition; and the termination of the bridge commitment. Material risks that could lead to different results include the risk that the Westinghouse acquisition may be delayed or may not be completed on the terms in the acquisition agreement or at all; and that the closing conditions to which the acquisition is subject may not be satisfied on a timely basis or at all. In presenting this forward-looking information, we have made assumptions which may prove incorrect about the timing of the satisfaction of closing conditions and the closing of the acquisition on the anticipated timeline. Other material risks and assumptions associated with Cameco’s business are described in greater detail in Cameco’s current annual information form and its most recent annual and subsequent quarterly MD&A. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com